Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions of SEK)

Year	2013	2014	2015	2016	2017
Pre-tax profit before profit or loss for all associated/ JV companies (equity investees)	17228	15867	19910	3995	-39354
Fixed charges:
Interest expense	1412	1376	1428	1355	1027
Interest part of leases/ rentals (note 1/3 rule)	839	887	1150	1237	1398
Total fixed charges	2251	2263	2578	2592	2425
Dividends from all associated/ JV companies	128	249	92	84	77
Pre-tax profit before profit or loss for all associated/ JV companies (equity investees) plus fixed charges plus dividends received	19607	18379	22580	6671	-36852
Ratio of earnings to fixed charges	8.7	8.1	8.8	2.6	—